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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549


SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4 )*

Cirrus Logic, Inc.
- -------------------------------------------------------------------
(Name of Issuer)


Common Stock
- -------------------------------------------------------------------
(Title of Class of Securities)


17275510
- --------------
(CUSIP NUMBER)

Check the following box if a fee is being paid with this statement.[ ] (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 2 of 12 Pages


CUSIP NO. 17275510                  13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch & Co., Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,016,200

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,016,200

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,016,200

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.1%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 3 of 12 Pages


CUSIP NO.    17275510              13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Group, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,000,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,000,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 4 of 12 Pages


CUSIP NO.    17275510              13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Princeton Services, Inc.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,000,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,000,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 5 of 12 Pages


CUSIP NO.    17275510              13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Asset Management, L.P.

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,000,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,000,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!

Page 6 of 12 Pages


CUSIP NO.    17275510              13G

1. NAME OF REPORTING PERSON
   S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Merrill Lynch Growth Fund for Investment & Retirement

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* Joint Filing

(a) [ ]
(b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5. SOLE VOTING POWER

NONE

6. SHARED VOTING POWER

3,000,000

7. SOLE DISPOSITIVE POWER

NONE

8. SHARED DISPOSITIVE POWER

3,000,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,000,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

10.0%

12. TYPE OF REPORTING PERSON*

HC, CO

    *SEE INSTRUCTION BEFORE FILING OUT!



Page 7 of 12 Pages

                    SCHEDULE 13G


ITEM 1 (a)  Name of Issuer:
            --------------

            Cirrus Logic, Inc.

ITEM 1 (b)  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            3100 West Warren Avenue
            Fremont, CA  94538

ITEM 2 (a)  Name of Persons Filing:
            ---------------------

            Merrill Lynch & Co., Inc.
            Merrill Lynch Group, Inc..
            Princeton Services, Inc.
            Merrill Lynch Asset Management, L.P.
            Merrill Lynch Growth Fund for Investment & Retirement

ITEM 2 (b)  Address of Principal Business Office or, if none, Residence:
            -----------------------------------------------------------

Merrill Lynch & Co., Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Merrill Lynch Group, Inc.
World Financial Center, North Tower
250 Vesey Street
New York, New York  10281

Princeton Services, Inc.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Asset Management, L.P.
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Merrill Lynch Growth Fund for Investment & Retirement
800 Scudders Mill Road
Plainsboro, New Jersey  08536

Page 8 of 12 Pages


ITEM 2 (c)  Citizenship:
            -----------

See Item 4 of Cover Pages

ITEM 2 (d)  Title of Class of Securities:
            ----------------------------

Common Stock

ITEM 2 (e)  CUSIP NUMBER:

17275510

ITEM 3

   Merrill Lynch & Co., Inc. ("ML&Co."), Merrill Lynch Group, Inc. ("ML
Group") and Princeton Services, Inc. ("PSI") are parent holding companies, in accordance with (S) 240.13d-1(b) (ii) (G). Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lycnh Asset Management ("MLAM") is an investment adviser registered (S) 203 of the Investment Advisers Act of 1940. Merrill Lynch Growth Fund for Investment & Retirement is an investment company registered under Section 8 of the Investment Company Act of 1940.


ITEM 4  Ownership
        ---------

(a)  Amount Beneficially Owned:

   See Item 9 of Cover Pages. Pursuant to (S) 240.13d-4, ML&Co., ML Group, PSI, MLAM and the Fund (the "Reporting Persons") disclaim beneficial ownership of the securities of Cirrus Logic, Inc. (the "Company") referred to herein, and the filing of this Schedule 13G shall not be construed as an admission that the Reporting Persons are, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company covered by this statement.


(b)  Percent of Class:

     See Item 11 of Cover Pages

(c)  Number of shares as to which such person has:

     (i)  sole power to vote or to direct the vote:

          See Item 5 of Cover Pages

    (ii)  shared power to vote or to direct the vote:

          See Item 6 of the Cover Pages

   (iii)  sole power to dispose of or to direct the disposition of:

          See Item 7 of Cover Pages

Page 9 of 12 Pages



    (iv)  share power to dispose of or direct the disposition of:

          See Item 8 of Cover Pages

ITEM 5  Ownership of Five Percent or Less of a Class.
        --------------------------------------------

Not Applicable

ITEM 6  Ownership of More than Five Percent on Behalf of Another Person.
        ---------------------------------------------------------------


  MLAM is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 and acts as an investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940. With respect to securities held by those investment companies, several persons have the right to receive, or the power to direct the receipt of dividends from or the proceeds from the sale of, such securities. Merrill Lynch Growth Fund for Investment & Retirement, for which MLAM serves as investment adviser, has an interest that relates to more than 5% of the class of securities reported herein. No other person has an interest that relates to more than 5% of the class of securities reported herein.

ITEM 7   Identification and Classification of the Subsidiary Which
         ---------------------------------------------------------
  Acquired the Security Being Reported on by the Parent Holding Company.
  ---------------------------------------------------------------------

See Exhibit A

ITEM 8   Identification and Classification of Members of the Group.
         ----------------------------------------------------------

Not Applicable

Page 10 of 12 Pages


ITEM 9  Notice of Dissolution of Group.
        ------------------------------

Not Applicable

ITEM 10  Certification
         -------------

    By signing below each of the undersigned certifies that, to the best of their knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.

Signature.
- ---------

    After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 10, 1995

Merrill Lynch & Co, Inc.

/s/ David L. Dick
- ----------------------------
Name: David L. Dick
Title:  Assistant Secretary


Merrill Lynch Group, Inc.

/s/ David L. Dick
- -----------------------------
Name: David L. Dick
Title:  Secretary


Princeton Services, Inc.

/s/ David L. Dick
- -----------------------------
Name:  David L. Dick
Title:  Attorney-In-Fact*


- ------------------------------------
* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch Group, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.

Page 11 of 12 Pages


Merrill Lynch Asset Management, L.P.
By: Princeton Services, Inc. (General Partner)

/s/ David L. Dick
- -------------------------
Name:   David L. Dick
Title: Attorney-In-Fact*


Merrill Lynch Growth Fund for Investment & Retirement


/s/ David L. Dick
- -------------------------
Name:   David L. Dick
Title: Attorney-In-Fact**



* Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co, Inc. et. al. on February 14, 1994 with respect to Dial REIT Inc.


** Signed pursuant to a power of attorney, dated February 10, 1994, included as an Exhibit to this Schedule 13G filed with the Securities and Exchange Commission by Merrill Lynch & Co., Inc. et. al. on February 14, 1994 with respect to Cirrus Logic Inc.

Page 12 of 12 Pages


                        EXHIBIT A TO SCHEDULE 13G
                        -------------------------

                    ITEM 7 DISCLOSURE RESPECTING SUBSIDIARIES
                    -----------------------------------------

   Three of the persons filing this report, Merrill Lynch & Co., Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML&Co."), Merrill Lynch Group, Inc., a Delaware corporation with its principal place of business at World Financial Center, North Tower, 250 Vesey Street, New York, New York ("ML Group"), and Princeton Services, Inc. a Delaware corporation with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, ("PSI") are parent holding companies pursuant to (S)240 13d-1(b) (1) (ii) (G). Pursuant to the instructions in Item 7 of Schedule 13G, the relevant subsidiaries of Merrill Lynch & Co. are Merrill Lynch Pierce, Fenner & Smith Incorporated, a Delaware Corporation with its principal place of business at 250 Vesey Street, New York, New York ("MLPF&S"), ML Group and PSI, which is the general partner of Merrill Lynch Asset Management, L.P. (d/b/a) Merrill Lynch Asset Management ("MLAM"). The relevant subsidiary of Merrill Lynch Group is PSI.

    MLPF&S, a wholly-owned direct subsidiary of ML&Co. and a broker-dealer, may be deemed the beneficial owner of certain securities of Cirrus Logic, Inc. (the "Company") as a result of acting as a sponsor of certain unit investment trust none of which individually owns more than 5% of the class of securities reported herein.

    ML Group, a wholly-owned direct subsidiary of ML&Co., may be deemed to be the beneficial owner of 10.0% of the common stock of the Company by virtue of its control of its wholly-owned subsidiary, PSI.

    PSI, a wholly-owned direct subsidiary of ML Group, may be deemed to be the beneficial owner of 10.0% of the common stock of the Company by virtue of its being the general partner of MLAM.

    MLAM, a Delaware limited partnership with its principal place of business at 800 Scudders Mill Road, Plainsboro, New Jersey, is an investment adviser registered under Section 203 of the Investment Advisers Act of 1940. MLAM may be deemed to be the beneficial owner of 10.0% of the common stock of the Company by virtue of its acting as investment adviser to investment companies registered under Section 8 of the Investment Company Act of 1940.

    One registered investment company advised by MLAM, Merrill Lynch Growth Fund for Investment & Retirement, is the beneficial owner of 10.0% of the common stock of the Company.

    Merrill Lynch Capital Markets PLC, public company incorporated under the laws of England and Wales and an indirect wholly-owned subsidiary of ML&Co. ("MLCM") is the owner of certain of the securities reported herein.

    Pursuant to (S)240.13d-4, ML & Co., MLPF&S, ML Group, PSI, MLAM and the Fund disclaim beneficial ownership of the securities of the Company, and the filing of this Schedule 13G shall not be construed as an admission that any such entity is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities of the Company, other than, in the case of ML&Co., securities of the Company held by MLCM.